Forward Funds

Response to Item 77D

SUB-ITEM 77D: Policies With Respect to Security Investments

1.

Forward Investment Grade Fixed-Income Fund

Effective December 1, 2014, the Fund’s “Principal Investment Strategies” were changed to allow the Fund to primarily invest in exchange traded funds (“ETFs”), and can opportunistically invest in swaps and futures that provide exposures to U.S. corporate bonds, U.S. Government or agency securities and mortgage-backed and asset-backed securities that are of investment grade quality. The investment process now involves an assessment of the Barclays U.S. Government/Credit Bond Index (the “Benchmark”) identifying the best way to achieve market exposures of the Benchmark while also trying to balance trading efficient, low costs, high liquidity, and the need for current income. These changes are further described in the October 1, 2014 supplement to the Fund’s then-current prospectuses as filed with the Securities and Exchange Commission via EDGAR on October 1, 2014 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-14-360697). Such descriptions are incorporated herein by reference.